Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho Vice President, Corporate Development Ph: 011-852-2170-0001	Haris Tajyar Managing Partner Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
DECEMBER 16, 2005
LJ INTERNATIONAL SIGNS DEAL TO
RACE ‘ENZO’ FERRARI CAR IN CHINA
Ferrari Challenge Car, Bearing Brand of LJ Intl.’s China Retail Division,
Is Expected to Appear in Five Events During 2006
HONG KONG and LOS ANGELES, December 16, 2005 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today announced that it plans to race a Ferrari challenge car, bearing the brand of LJI’s ENZO chain of retail jewelry stores, in a series of events in China beginning in 2006. Ferrari is a wholly-owned subsidiary of Fiat (NYSE: FIA).
“We are pleased to be taking a highly visible role in a series of national racing events that are likely to have a wide viewing audience in China,” said LJI Chairman and CEO Yu Chuan Yih. “The Ferrari brand, of course, is powerful symbol of luxury and exquisite styling — qualities that consumers increasingly associate with our China brand, ENZO. The name also will remind auto aficionados of the legendary founder of the Ferrari line, Enzo Ferrari, as well as LJI’s well-known jewelry sold worldwide.”
Through an agreement with Mega Racing International Ltd. (MRI), a U.K.-based organizer of motorsports events, LJI will race a Ferrari 360, bearing the ENZO logo, in a series of races planned for 2006. MRI will provide transport, storage, mechanical, fueling and other services for LJI, as well as “track day” services such as provision of drivers and mechanics. The series of races is to be called Mega Racing Ferrari Challenge China.
The ENZO car is a red Ferrari 360 that has finished at or near first place in a number of races. It placed first in two 2004 British GT Championship select races — the Silverstone Cup Class and the Thruxton Cup Class. It placed second in the European 360 Challenge, the Pirelli Maranello Ferrari Challenge and the recent European 360 Challenge Coppa Shell.

The branded racing vehicle is part of a LJI’s strategy to raise the profile of its ENZO stores in China as the chain continues to expand. The association with Ferrari racing is further designed to link ENZO’s upscale jewelry line with other interests of China’s fast-growing population of affluent consumers.
As announced earlier this month, LJI expects its ENZO jewelry chain to be the largest foreign-branded jewelry store in China. The division expects to generate revenues of at least $2 million this year, with revenues projected to reach $40 million in 2008 with at least 100 stores in operation.
About LJ International Inc.
LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com .
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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